Exhibit 99.1 Form 6k -LVH April 19, 2007

Symbols:

TSX Venture Exchange: - LVH
OTC Bulletin Board: - LVFHF
Berlin & Frankfurt Stock Exchanges: - LVH

LAS VEGAS LAUNCHES ITS ASIAN WEBSITE

April 19, 2007 - Vancouver, British Columbia, Las Vegas From Home.com Entertainment Inc. (the “Company” or “Las Vegas”) is pleased to announce it has launched its Asian multi-player Play for Fun website, www.178pai.com for beta-testing to the general public.  It is expected the site should fully "Go Live" in the coming weeks, coinciding with a specialized marketing campaign.

The site will offer multi language capability & aside from being able to play traditional poker games like Texas Hold'em, players will also be able to play other popular Asian games that are widely played in that market as well as tournaments.  More information regarding the website's official launch will follow shortly.

President Jake Kalpakian states, "We are excited to get things rolling and we feel with the continued launch of unique but popular games that are in our pipeline, we will be able to build both a strong brand and a growing community of players enjoying some of the most entertaining games found online.”

For more Information on the Company, please contact us at (604) 681-0204, or visit our Website at www.lvfh.com.

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”
_____________________________
Jacob H. Kalpakian,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as "believes,” "plans," "expects" or "intends" and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Suite 100, 1255 West Pender Street,
Vancouver, British Columbia V6E 2V1
Tel: (604) 681-0204 Fax: (604) 681-9428
Email: Info@lvfh.com  Website: www.lvfh.com